VECTOIQ ACQUISITION CORP.
1354 Flagler Drive

Mamaroneck, NY 10543

May 15, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.
Washington, D.C. 20549
Attention:  Danilo Castelli, Staff Attorney

Re:                             VectoIQ Acquisition Corp.
Registration Statement on Form S-1
File No. 333-224351

Dear Mr. Castelli:

VectoIQ Acquisition Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-224351), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m., Eastern time, on Tuesday, May 15, 2018, or as soon thereafter as possible.

[Remainder of page intentionally left blank.]

Sincerely,

VECTOIQ ACQUISITION CORP.

By:	/s/ Stephen Girsky
Name: Stephen Girsky
Title: President and Chief Executive Officer

[Signature page to Acceleration Request]